Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 21, 2014

Via EDGAR

Naseem Nixon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:          Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Nixon:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 6, 2014, with regard to Post-Effective Amendment Nos. 164, 165 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 24, 2014, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering a new series of the Registrant (the “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided the SEC staff’s comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

1.	Comment – Please confirm that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

Response – Registrant confirms that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

2.
Comment – In the “Principal Investment Strategies” discussion on page 3 of the prospectus, please disclose that the referenced instruments (e.g., futures, swaps, and forward currency contracts) are considered derivatives.

Response – Registrant has revised as requested.

3.
Comment – Please revise or expand “Management risk” and “Contrarian investing risk” in the “Risks of Investing in the Fund” section on page 10 and 14 of the prospectus, respectively.  The Item 9(c) disclosure is the same as the Item 4(b) disclosure.

Response – Registrant believes that the Fund’s Item 9(c) disclosure is accurate as to the Fund’s principal risks.

With respect to “Management risk,” Registrant has revised the Item 4(b) disclosure to summarize the Item 9(c) disclosure.  The Item 4(b) disclosure now reads: “the methods and analyses employed by the Fund’s subadviser, or by an Underlying Fund’s investment adviser or subadvisers, may not produce the desired results and, as a result, the Fund could lose value or underperform.”

With respect to “Contrarian investing risk,” Registrant has revised the Item 4(b) disclosure to summarize the Item 9(c) disclosure.  The Item 4(b) disclosure now reads: “by investing in a manner that differs from the current market consensus or trend, the Fund could lose value if the market consensus or trend is actually correct or underperform if the market consensus takes longer than the Fund’s subadviser anticipates.”

4.
Comment – Under “Portfolio Management” in the “Fund Management” section on page 17 of the prospectus, please confirm that there are no limitations on the roles of each portfolio manager in accordance with Item 10(a)(2) of the Form.  In addition, please describe the relationship between the portfolio managers’ roles per Item 10(a)(2) of the Form.

Response – Registrant confirms that there are no limitations on the roles of each portfolio manager.  In addition, Registrant believes that the title of each portfolio manager and the oversight of Mr. Cleary over the Lazard’s U.S. Fixed Income platform describes the relationship between the portfolio managers’ roles.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

5.	Comment – Under “Purchase Price” in the “Investing With Nationwide Funds” section on page 33 of the prospectus, please define for the reader “good order.”

Response –Registrant has reviewed and considered the comment and has decided to remove the term “in good order.”

6.
Comment – Under “Distribution and Services Plans” in the “Investing With Nationwide Funds” section on page 20 of the prospectus, please clarify the term “these fees.”  In addition, please remove the bold formatting from the following sentence under “Distribution and Service Plans” on page 20, “Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment over time and may cost you more than paying other types of charges.”

Response – Registrant has renamed the section header as “Distribution Plans” and has replaced “these fees” with “distribution fees ,” and Registrant has revised the formatting as requested.

7.	Comment – Please revise the Item 31 disclosure located in the Part C to reflect Lazard Asset Management, LLC.

Response – Registrant has revised as requested.

8.	Comment – Please include the standard Tandy representations in the Response Letter.

Response – Registrant has included the standard Tandy representations.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Jonathan Kopcsik, Esq.
Prufesh R. Modhera, Esq.